

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2012

Via E-Mail
Mr. Ian S. Walton
Chief Executive Officer
Aurizon Mines Ltd.
Suite 1120, Cathedral Place,
925 West Georgia Street,
Vancouver, British Columbia V6C 3L2

> **Re: Aurizon Mines Ltd.**
> **Form 40-F for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 001-31893**

Dear Mr. Walton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment provided in future filings is appropriate, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2011

Exhibit 99.2 Consolidated Financial Statements

Notes to the Consolidated Financial Statements, page 9

3. Significant Accounting Policies, page 9

Property, plant and equipment, page 10

1.   Please describe in future filings your accounting policy related to stripping costs incurred prior to commercial production and quantify the amounts that you have capitalized in each of the years presented. Provide us with a draft of your proposed revisions.

Note 26 – Transition to IFRS, page 37

2.   We note your disclosures related to the exemptions you applied in your transition to International Financial Reporting Standards do not discuss the mandatory exemptions set forth in paragraphs 14-17 and Appendix B of IFRS 1. Please address these mandatory exceptions that you applied upon adoption of IFRS. Please identify for us the items or class of items to which the exceptions were applied, describing the accounting principle that was used and how it was applied. In addition and to the extent material, also qualitatively describe to us the impact on the financial condition, changes in financial condition and results of operations that the treatment specified by IFRS would have had absent these mandatory exceptions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or Craig Arakawa at (202) 551- 3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining